UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
 RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August, 2021
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of SFL Corporation Ltd. (NYSE: SFL) (“SFL” or the “Company”), dated August 2, 2021, announcing that it has entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill Limited (“Seadrill”) for the harsh environment semi-submersible rig West Hercules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD.

Date:	August 6, 2021	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	SFL Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Update on Seadrill Restructuring

Press release from SFL Corporation Ltd. - August 2, 2021.

SFL Corporation Ltd. (NYSE: SFL) (“SFL” or the “Company”) announced today that the Company has entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill Limited (“Seadrill”) for the harsh environment semi-submersible rig West Hercules.

Under the amendment agreement with Seadrill, the West Hercules is contracted to be employed with an oil major into the second half of 2022 (the “charter period”), prior to being redelivered to SFL in Norway.

Pursuant to the amendment agreement, SFL has agreed to receive bareboat hire of (i) approximately $64,700 per day until Seadrill emerges from Chapter 11 and its plan is confirmed by the court (the “Emergence Date”), and (ii) following the Emergence Date, approximately $60,000 per day while the rig is employed under a contract and generating revenues for Seadrill and approximately $40,000 in all other scenarios, including when the rig is idle or undergoing mobilization or demobilization. Pursuant to the amendment agreement, Seadrill has agreed to fund the mobilization and demobilization of the rig, which is expected to occur during the charter period. Seadrill is expected to seek bankruptcy court approval of the amendment agreement on or before September 2, 2021, which is a condition precedent to the effectiveness to the amendment agreement.

Each of SFL’s financing banks has agreed to consent to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83 million.

Separately, on July 24, 2021, Seadrill announced that it had entered into a plan support agreement (the “PSA”) with certain of its senior secured lenders holding approximately 57.8% of its senior secured loans. The PSA includes a milestone for bankruptcy court approval of the plan by November 5, 2021.

While no assurances can be provided with regards to the outcome of Seadrill’s Chapter 11 process, the amendment agreement, or the PSA, SFL continues to have constructive dialogue with Seadrill, including in respect of the West Linus, which is on a sub-charter to an oil major in the North Sea until the end of 2028.

Please see the Company’s public filings with the U.S. Securities and Exchange Commission for a discussion of certain risks relating to the Company, including risks related to Seadrill’s restructuring. Seadrill’s largest shareholder, Hemen Holdings Ltd., is also SFL’s largest shareholder.

August 2, 2021

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Investor and Analyst Contacts:
Aksel Olesen, Chief Financial Officer, SFL Management AS
+47 23 11 40 36
André Reppen, Senior Vice President & Chief Treasurer, SFL Management AS
+47 23 11 40 55

Media Contact:
Ole B. Hjertaker, Chief Executive Officer, SFL Management AS
+47 23 11 40 11

About SFL

SFL has a unique track record in the maritime industry and has paid dividends every quarter since its initial listing on the New York Stock Exchange in 2004. The Company’s fleet of vessels is split between container vessels, bulkers, tankers and offshore drilling rigs. SFL’s long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time. More information can be found on the Company’s website: www.sflcorp.com

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, including the bankruptcy proceedings relating to Seadrill and certain of its subsidiaries and timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from pending or future litigation, potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities, the length and severity of the ongoing coronavirus outbreak and governmental responses thereto and the impact on the demand for commercial seaborne transportation and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.